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                                                       Filed by KCS Energy, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                              Subject Company:  KCS Energy, Inc.
                                                   Commission File No. 001-13781

                 PETROHAWK ENERGY AND KCS ENERGY AGREE TO MERGE
                        CREATING $3.7 BILLION ENTERPRISE

     STRATEGIC COMBINATION CREATES SIGNIFICANT ONSHORE NATURAL GAS PRODUCER



HOUSTON, April 21, 2006 -- Petrohawk Energy Corporation (NASDAQ: HAWK) ("Petrohawk") and KCS Energy, Inc. (NYSE: KCS) ("KCS") today announced that they have entered into a definitive agreement to merge the companies and create a leading onshore oil and gas producer with an enterprise value of approximately $3.7 billion. The combined company will continue to be known as Petrohawk Energy Corporation (the "Company") and will be headquartered in Houston, Texas. On a pro forma basis, the Company will have estimated proved reserves of approximately one trillion cubic feet of natural gas equivalents (Tcfe) of which approximately 68% would be classified as proved developed and approximately 82% would be natural gas.

Under the terms of the agreement, KCS stockholders will receive $9.00 per share in cash and 1.65 shares of Petrohawk common stock for each share of KCS common stock they own. This represents consideration to KCS stockholders of $31.41 per share based on the closing price of Petrohawk shares on April 20, 2006. Following the transaction, KCS stockholders will own approximately 50% of the combined company.

The transaction positions Petrohawk as one of the top independent exploration and production companies in the U.S. The combination will also create one of the most concentrated and high impact set of domestic oil and natural gas assets amongst independent E&P companies, primarily focused in the east Texas / north Louisiana, onshore Gulf Coast, Permian and Anadarko / Arkoma regions.

Floyd Wilson will continue his role as the Company's Chairman, President and CEO. KCS's James Christmas will serve as Vice Chairman and William Hahne as Executive Vice President and Chief Operating Officer of the combined company. Following the completion of the merger, the Company will have nine directors, five nominated by Petrohawk, including Floyd Wilson, and four nominated by KCS, including James Christmas.

"The asset quality and fit derived from this transaction are unparalleled in my experience," stated Floyd C. Wilson, Chairman, President, and Chief Executive Officer of Petrohawk, "KCS is a proven operator; and we believe our combined properties have extraordinary development and exploration potential. We feel the collective staff of Petrohawk and KCS is uniquely qualified to create value from the tremendous upside potential inherent to both companies. Jim Christmas will be Vice Chairman and continue to play a key role in the Company. In addition, we hope to retain the majority of the talented KCS staff. This combination creates the company we originally set out to build."
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"We have been impressed by the job that Floyd Wilson and his team have done in building Petrohawk to its current position in very short order through a series of high quality, strategic acquisitions that have made it a formidable competitor in the areas we operate. By combining KCS, which has grown rapidly through drilling, and Petrohawk, we are creating an even stronger company with proved oil and gas reserves of nearly 1 Tcfe, current daily production of over 290 Mmcfe and very significant additional potential in our core operating areas," said James W. Christmas, Chairman and Chief Executive Officer of KCS. "We believe that this combination not only delivers immediate value to the stockholders of both companies, but also creates a company well positioned to deliver above average growth in value going forward."

Petrohawk, a company grown primarily through strategic acquisitions, and KCS, which has grown predominantly through successful exploration and development activities, are expected to utilize expertise from each company to realize the substantial upside potential within the combined portfolio.

COMBINATION RATIONALE:

      o Creates a leading independent onshore producer which on a combined basis possesses nearly 1 Tcfe of proven reserves, current production of 291 million cubic feet equivalent per day and an enterprise value of approximately $3.7 billion

      o Unites experienced technical staffs to enhance the development and exploration potential from a virtual overlay of core operating areas

      o Combined position in the Elm Grove and Caspiana fields represents a premier, operated core asset in the fast growing north Louisiana natural gas basin

      o Immediate accretion to cash flow, production and NAV on a per share basis

      o Pro forma capital budget of $525 million exposes the Company to a prolific set of drilling opportunities

      o Combined asset base includes over 4,000 identified non-proved drilling locations, as well as approximately 900 proved drilling locations

      o     The Company will have over 2 Tcfe of additional resource potential

PRO FORMA STATISTICS:

                                                                                      PRO
                                                     PETROHAWK           KCS         FORMA
       PROVED RESERVES (Bcfe)                              517           463          980
       at December 31, 2005*

       PROVED DEVELOPED                                    64%           73%          68%

       NATURAL GAS                                         76%           88%          82%

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
                                                                                 PRO
                                                PETROHAWK           KCS         FORMA
       OPERATED (based on reserves)                   60%           86%          74%

       ESTIMATED CURRENT PRODUCTION (Mmcfe/d)         135           156          291

       R/P (years)                                    10.5          8.2          9.2


*Petrohawk reserves include approximately 106 Bcfe of internally-estimated reserves associated with a recently closed north Louisiana acquisition. KCS reserves include internally estimated 11 Bcfe of reserves for another recently closed north Louisiana acquisition.

Netherland, Sewell and Associates, Inc., an independent reserve engineering firm, prepares Petrohawk's and audits KCS's estimated proved reserves.

COMBINED CAPITAL BUDGET:

The combined capital program for 2006 represents record activity levels in core operating areas and includes over 500 planned wells, including over 200 non-proved locations.

   PRO FORMA 2006 CAPITAL EXPENDITURE BUDGET ($ MILLIONS):

                                      HAWK          KCS         PRO FORMA          %
                                     ------------------------------------------------
   East Texas / North Louisiana        $51         $158              $209         40
   Onshore Gulf Coast                  110           88               198         38
   Permian                              18           41                59         11
   Anadarko / Arkoma                    31           28                58         11
                                     ------------------------------------------------
   TOTAL                              $210         $315              $525        100


MERGER AGREEMENT:

Pursuant to the terms of the agreement, KCS stockholders will receive $9.00 per share in cash and 1.65 shares of Petrohawk common stock for each share of KCS common stock they own, or collectively $450 million in cash and approximately 84 million Petrohawk common shares, not including outstanding KCS stock options. KCS stock options will convert into Petrohawk options pursuant to the terms of the merger agreement.

The transaction is subject to the approval of the stockholders of Petrohawk and KCS. The boards of directors of both companies have unanimously approved the merger agreement, which is subject to customary conditions, including approval of listing of the Petrohawk shares to be issued in the merger on NASDAQ and regulatory approvals. The transaction is expected to be completed during the third quarter of 2006.

Harris Nesbitt acted as financial advisor, Hinkle Elkouri Law Firm LLC and Thompson & Knight LLP acted as legal advisors and Petrie Parkman provided a fairness opinion for Petrohawk. Morgan Stanley acted as exclusive financial advisor and rendered a
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fairness opinion to KCS in connection with the transaction. Andrews Kurth LLP acted as legal advisor and Griffis & Associates, LLC acted as technical advisor to KCS.

INVESTOR CONFERENCE CALL:

Petrohawk and KCS will host a joint conference call on April 21, 2006 to discuss the proposed transaction at 9:00 a.m. EDT, 8:00 a.m. CDT. Investors may participate in the conference call by telephone dialing 800-644-8607 a few minutes before the call begins and asking for the Petrohawk Energy / KCS Energy conference call, conference ID 8373063. International callers may also participate by dialing 706-679-8184. A replay of the conference call will be available approximately two hours after the end of the call until April 28, 2006. To access the replay, dial 800-642-1687 and reference conference ID 8373063. International callers may listen to a playback by dialing 706-645-9291.

Petrohawk Energy Corporation is an independent energy company engaged in the acquisition, production, exploration and development of oil and gas, with properties concentrated in the South Texas, Mid-Continent, East Texas, North Louisiana, Arkoma, Permian and Gulf Coast regions.

KCS is an independent energy company engaged in the acquisition, exploration, development and production of natural gas and crude oil with operations in the Mid-Continent and Gulf Coast regions.

For more information please refer to the companies' websites or contact:

For Petrohawk:

Shane M. Bayless                        Joan Dunlap
(832) 204-2727                          (832) 204-2737
sbayless@petrohawk.com                  jdunlap@petrohawk.com

For KCS Energy:

Jim Christmas
(713) 964-9406
jwc@kcsenergy.com

Additional Information for Investors

This press release contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995, based on Petrohawk's and KCS's current expectations and include statements regarding planned capital expenditures (including the amount and nature thereof), timing for proposed acquisitions and divestitures, estimates of future production, statements regarding business plans and timing for drilling and exploration expenditures, the number of wells both companies anticipate drilling in 2006, the number and nature of potential drilling locations, future results of operations, quality and nature of the combined asset base, the assumptions upon which estimates are based and other expectations, beliefs, plans, objectives, assumptions, strategies or statements about future events or performance (often, but not always, using words such as "expects", "anticipates", "plans", "estimates", "potential", "possible", "probable", or "intends", or stating that certain actions, events or results
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"may", "will", "should", or "could" be taken, occur or be achieved). Statements concerning oil and gas reserves also may be deemed to be forward looking statements in that they reflect estimates based on certain assumptions that the resources involved can be economically exploited. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those, reflected in the statements. These risks include, but are not limited to: the possibility that the companies may be unable to obtain stockholder or other approvals required for the acquisition; the possibility that problems may arise in the integration of the businesses of the two companies; the possibility that the acquisition may involve unexpected costs; the possibility the combined company may be unable to achieve cost-cutting objectives; the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; health, safety and environmental risks and risks related to weather such as hurricanes and other natural disasters); uncertainties as to the availability and cost of financing; fluctuations in oil and gas prices; inability to realize expected value from acquisitions, inability of our management team to execute its plans to meet its goals, shortages of drilling equipment, oil field personnel and services, unavailability of gathering systems, pipelines and processing facilities and the possibility that government policies may change or governmental approvals may be delayed or withheld. Additional information on these and other factors which could affect either companies' operations or financial results are included in the companies' other reports on file with the United States Securities and Exchange Commission. Forward-looking statements are based on the estimates and opinions of both companies' management at the time the statements are made. Neither Petrohawk nor KCS assume any obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Additional Information About the Transaction and Where to Find It:

Petrohawk and KCS will file materials relating to the transaction with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders of Petrohawk and KCS are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Petrohawk, KCS and the transaction. Investors and security holders may obtain these documents free of charge at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by Petrohawk may be obtained free of charge from Petrohawk's website at www.petrohawk.com. The documents filed with the SEC by KCS may be obtained free of charge from KCS's website at www.kcsenergy.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed acquisition.

Petrohawk, KCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Petrohawk and KCS in favor of the acquisition. Information about the executive officers and directors of Petrohawk and their direct or indirect interests, by security holdings or otherwise, in the
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acquisition will be set forth in the proxy statement-prospectus relating to the acquisition when it becomes available. Information about the executive officers and directors of KCS and Petrohawk and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement-prospectus relating to the acquisition when it becomes available.